i Q U E S T    N E T W O R K S    I N C.

Suite 507 - 837 West Hastings                               (604)  685-1017
Vancouver, BC,  V6C 3N6                                Fax  (604)  685-5777


April  22nd,  2002

UNITED  STATES  SECURITIES  AND  EXCHANGE  COMMISSION
450  Fifth  Street,  N.W.
Washington,  DC   20549-0409

ATTENTION:   DIVISION  OF  CORPORATION  FINANCE
-----------------------------------------------

Dear  Sirs:

     Re:  iQUEST  NETWORKS  INC.  (the  "Issuer")
          Registration Statement on Form 10-SB, filed February 27, 2002 Registration No. 000-33299
          ----------------------------

Please accept this letter as our request to withdraw the above-mentioned Registration Statement on Form 10-SB, which was filed on February 27, 2002. The Company intends to re-file a new Form 10-SB.

If  you  have  any  questions,  please  do  not  hesitate  to  call.

Yours  truly,

IQUEST  NETWORKS  INC.

Per:     "Anton  J.  Drescher"


Anton  J.  Drescher,
Director